[redacted]

UNIT
SECURITIES AND E
Washin

15026292

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SEC FILE NUMBER
8 -44018

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MYD MARKET, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 Fifthe Avenue, Suite 602
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curran — 212-424-2107
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name - *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 03 2015
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

[redacted]

OATH OR AFFIRMATION

I, Yan Assoun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MYD MARKET, INC, as of December 31 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

JOSEPH A. MENDOLA
Notary Public, State of New York
No. 02ME4934409
Qualified in New York County
Commission Expires May 23, 20[illegible]

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Review report of independent registered accountant
- [x] (p) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

MYD Market, Inc. And Affiliate

Combined Statement of Financial Condition
December 31, 2014

MYD MARKET, INC. AND AFFILIATE
December 31, 2014

Contents

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
COMBINED FINANCIAL STATEMENT	
Statement of financial condition	2
Notes to combined statement of financial condition	3-8

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
MYD Market, Inc. and Affiliate

We have audited the accompanying combined statement of financial condition of MYD Market, Inc. and Affiliate as of December 31, 2014. This combined financial statement is the responsibility of MYD Market, Inc. and Affiliate's management. Our responsibility is to express an opinion on this combined financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined statement of financial condition referred to above presents fairly, in all material respects, the financial position of MYD Market, Inc. and Affiliate as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

MYD MARKET, INC. AND AFFILIATE
COMBINED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	617,931
Customers commissions receivable, net of allowance for doubtful accounts of $170,000		1,314,420
Deposit with clearing broker		50,066
Deferred tax asset		59,334
Prepaid expense and other assets		88,984
Property & Equipment, net		13,832
Total	$	2,144,567

LIABILITIES AND EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,101,961
Income taxes payable		97,183
		1,199,144
Equity;		
Common stock, 200,000 shares authorized; $.001 par value, 14,493 shares issued and outstanding		145
Additional paid-in capital		1,405,745
Accumulated deficit		(219,767)
Member's capital		(221,038)
Accumulated other comprehensive income		(19,662)
Total equity		945,423
Total	$	2,144,567

See Notes to Statement of Financial Condition.

Note 1 - Business and Summary of Significant Accounting Policies

MYD Market, Inc. ("MYD") is a Massachusetts corporation. MYD is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). During January 2014, the Company registered as an introducing broker with the Commodity Futures Trading Commission and was approved as a member of National Futures Association and also approved as a Swap Firm.

MYD's business is comprised primarily of agency commissions. The Company does not hold securities or carry margin accounts on behalf of customers. MYD acts as an introducing broker for institutional clients through the clearing arrangement with Vision Financial Markets LLC.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined statement of financial condition include the accounts of MYD and its affiliate, MYD Market B.V. ("BV"), as BV is substantially owned and controlled by MYD or the shareholders of MYD. BV is a private company with limited liability incorporated under the laws of the Netherlands and had no revenue during 2014. The combined statement of financial condition presents the combined financial results of MYD and BV (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in combination.

The combined statement of financial condition were prepared in conformity with United States generally accepted accounting principles ("GAAP").

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Office and other equipment	3 years	Straight-line
Leasehold improvements	Lease Term	Straight-line

Commissions Receivable

The Company carries its receivables from customers at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables from its clearing broker and customers and establishes an allowance for doubtful accounts, if necessary, based on collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The allowance for doubtful accounts as of December 31, 2014, was $170,000.

Revenue and Expenses Recognition from Securities Transactions

Commission and expenses are recorded on the trade-date.

Foreign Currency Translation

The balance sheet of BV is translated at exchange rates in effect at the end of the year and the statement of operations is translated at average exchange rates during the year. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the combined statement of comprehensive loss and are reported as a component of other comprehensive income (loss). The annual currency translation adjustment decreased stockholders' equity by approximately $28,700 at December 31, 2014.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's combined statement of financial condition only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the combined statement of financial condition as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

The Company files an income tax return in the U.S. federal jurisdiction, and files income tax returns in Massachusetts, New York State and New York City. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

BV is subject to foreign income taxes by the taxing authorities of the Dutch Netherland jurisdictions. BV is no longer subject to income tax examinations by the taxing authorities of the Dutch Netherlands for years before 2011.

Uses of Estimates

The preparation of the combined statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined statement of financial condition. Actual results could differ from those estimates.

Subsequent Events

The Company evaluates events occurring after the date of the combined statement of financial condition for potential recognition or disclosure in its combined financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its combined statement of financial condition.

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31, 2014:

Furniture and fixtures	$ 58,727
Office and other equipment	194,701
	253,428
Less: accumulated depreciation	239,596
	$ 13,832

Note 4 – Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2014, are as follows:

Deferred tax asset, net:	
Loss on investment in MYD Market B.V.	$51,852
Depreciation	(5,703)
Provision for doubtful accounts	70,008
	116,157
Less: valuation allowance	56,823
	$59,334

Deferred tax asset, net, at December 31, 2014, represents the anticipated federal, state and local tax benefits that are expected to be realized in the future upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset except for the tax benefit of losses attributable for the foreign subsidiary. Accordingly, there is a valuation allowance recorded against the deferred tax asset at December 31, 2014, amounting to $56,823.

Note 5 – Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") and CFTC Regulation 1.17. The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2014, the Company's net capital was approximately $151,000, which was approximately $51,000 in excess of its minimum requirement of $100,000.

Note 6 – Off-Balance Sheet Risk and Concentration of Credit Risk

Pursuant to a clearance agreement, the Company introduces securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

The Company is required to have a clearing deposit of approximately $50,000 with the clearing broker. At December 31, 2014, a total of $50,000 is included in the clearing deposit in the combined statement of financial condition.

The Company periodically maintains cash balances in a financial institution which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such account, and believes it is not subject to any significant credit risk on cash.

Note 7 – Commitments and Contingencies

Pursuant to lease agreements, the Company pays rent for office space. Rent expense under these agreements for the year ended December 31, 2014, was approximately $151,000.

Aggregate future lease payments of office space and equipment for the years subsequent to December 31, 2014 are as follows:

Year Ending December 31:	Amount
2015	$153,140
2016	157,735
	$310,875